[ON TECHNOLOGY CORPORATION LETTERHEAD]


                                                               November 29, 2001


VIA EDGAR
---------

Mark P. Shuman, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

     RE: ON Technology Corporation/ Registration Statement on Form S-3
         -------------------------------------------------------------

Dear Mr. Shuman:

     I am writing in response to the message you left for the Company's counsel, Gabor Garai, on November 28, 2001. As you requested, the Company hereby amends its Registration Statement on Form S-3 (as filed with the Securities and Exchange Commission on November 19, 2001) to include the text of the delaying amendment set forth in SEC Rule 473(a), which is set forth below:

       "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
     Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

     If you have any questions concerning this letter, please do not hesitate to contact me at 781-487-3331 or Gabor Garai at 617-342-4000.


                                                       Very truly yours,

                                                       /s/ Steven R. Wasserman
                                                       -----------------------
                                                       Steven R. Wasserman
                                                       Chief Financial Officer